

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 22, 2018

James Cassidy
Chief Executive Officer and Chief Financial Officer
Heron Street Acquisition Corporation
9545 Wilshire Boulevard, #612
Beverly Hills, CA 90212

  Re: Heron Street Acquisition Corporation
    Form 10-K for the year ended December 31, 2016
    Filed April 10, 2017
    File No. 000-55671

Dear Mr. Cassidy:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Craig D. Wilson

        Craig D. Wilson
        Sr. Asst. Chief Accountant
        Office of Information Technologies
        and Services